SECURITIES AND EXCHANGE COMMISSION
                       Washington D.C.  20549


                              FORM 11-K

       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                 OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from
                          to

Commission file number 1-3576





                  ST. JOSEPH LIGHT & POWER COMPANY
                       RETIREMENT SAVINGS PLAN
                      (Full title of the plan)


                  ST. JOSEPH LIGHT & POWER COMPANY
    (Name of issuer of the securities held pursuant to the plan)


                         520 Francis Street
                           P. O. Box 998
                  St. Joseph, Missouri  64502-0998
               (address of principal executive office)

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                            SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the St. Joseph Light & Power Company Retirement Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


      ST. JOSEPH LIGHT & POWER COMPANY RETIREMENT SAVINGS PLAN



By:


Robert L. Slater  Chairman & Member      June 28, 1994


Larry J. Stoll    Member                 June 28, 1994


John P. Clemens   Secretary & Member     June 28, 1994


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The financial statements and exhibits are being summitted
in paper under cover of Form SE pursuant to Regulation S-T, Rule 311.

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
St. Joseph Light & Power Company
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the St. Joseph Light & Power Company Retirement Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended, and the schedules referred to below. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 1, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kansas City, Missouri
  June 17, 1994